December 21, 2007

Jessica Barberich

(202) 551-3782

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	Item 4.02 Form 8-K
Filed September 19, 2007
File No. 000-29719

We are in receipt of your comment letters dated October 19, 2007 to Quintek Technologies, Inc. (the “Company”). We have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

1.

We note your response to our comment and your amended 10-KSB filed October 3, 2007. You disclose that you will be engaging the services of PCAOB auditor to prepare your financial statements and that you believe that this will avoid a reoccurrence of your material weaknesses and will strengthen your internal controls related to the financial closing, review, and analysis process so that your controls and procedures are effective in future periods. In this regard, it appears that as a result of our restatement, you reconsidered the effectiveness of your disclosure controls and procedures as of June 30, 2006 and determined that they were not effective. Please revise your filing to include your revised conclusion.

Quintek Technologies Inc. Response to Item #1:

After the consultation with our independent registered public accounting firm, we determined that the restatement was necessary for the 10-KSB for June 30, 2006. We have full confidence that the amended Form 10-KSB for June 30, 2006 filed on October 3, 2007 appropriately disclosed our financial position for that time period. We believe that to improve controls and increase efficiency for future filings, a consulting engagement for services of a PCOAB auditor in the preparation of financials statements would be an additional strength to our internal controls related to the financial closing, review and analysis process.

Quintek Technologies, Inc.   17951 Lyons Circle, Huntington Beach, CA 92647

Phone: (714) 848-7741   Fax (714)-848-7701   www.quintek.com

Jessica Barberich

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Sincerely,

Quintek Technologies, Inc.

By:	Andrew Haag
Chief Financial Officer

Quintek Technologies, Inc.   17951 Lyons Circle, Huntington Beach, CA 92647

Phone: (714) 848-7741   Fax (714)-848-7701   www.quintek.com